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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*
                               (Amendment No. 1)*


                               SILVER DINER, INC.
                                (Name of Issuer)

                         Common Stock, par value $.00074
                         (Title of Class of Securities)

                                  827655 10 1
                                 (CUSIP Number)

Mr. Robert T. Giaimo                        Arnold Westerman, Esq.
Silver Diner, Inc.                          Arent Fox Kintner Plotkin & Kahn
11806 Rockville Pike                        1050 Connecticut Avenue, N.W.
Rockville, Maryland 20852                   Washington, D.C.  20036-5339
301/770-0333                                202/857-6243
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               April 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note:    Six copies of this statement,  including all exhibits,  should be filed
with the Commission.   See Rule 13d-1(a) for other parties to whom copies are to
be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                    -------------------------------
CUSIP No.      827655 10 1                         Page 2 of 2 Pages
-----------------------------                    -------------------------------
--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


        Robert T. Giaimo

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        Not applicable.
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                               [ ]


--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER
                                   1,486,472

        NUMBER OF           ----------------------------------------------------
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                --
         OWNED BY
           EACH             ----------------------------------------------------
        REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                   318,000
           WITH
                            ----------------------------------------------------
                            10     SHARED DISPOSITIVE POWER
                                   --

--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,486,472

--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        12.8%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                  INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 1 to Schedule 13D filed by Robert T. Giaimo, with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"), amends the Schedule 13D filed by Mr. Giaimo on April 5, 1996 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

         Because  this is the  first  electronic  amendment  to a  paper  format
Schedule 13D, in accordance with Rule 101(a)(2)(ii) of Regulation S-T the textual portion of the original Schedule 13D (without exhibits or signature pages) is also being filed herewith electronically as Exhibit 8 to this Amendment No. 1.


Item 5.           Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) On  April 7,  1997,  Mr.  Giaimo  transferred  for estate  planning purposes to his spouse, Catherine Britton (with whom he resides), for no consideration, 1,611,154 (or approximately 13.9% of the Common Shares outstanding as of March 19, 1997) of the 1,929,154 Giaimo Shares owned by him of record and beneficially, including 20,003 of such shares which are subject to the Stock Option Agreement. In addition, between January and March of 1997, Mr. Giaimo waived his voting rights with respect to certain Common Shares owned by other stockholders. As a result, Mr. Giaimo beneficially owns 1,486,472 Common Shares, consisting of (i) 318,000 Giaimo Shares, (ii) 483,334 Common Shares which are owned of record by four persons who were principals of FTAC prior to the Merger and are subject to the FTAC Affiliate Voting and Lockup Agreement,
(iii) 130,133 Common Shares owned of record by GKN Securities Corp. and/or certain assignees thereof, which are subject to the GKN Voting Agreement, and
(iv) 555,005 Common Shares owned of record by certain stockholders of the Issuer, which are subject to the SDDI Voting and Lockup Agreement. These 1,486,472 shares represent approximately 12.8% of the outstanding Common Shares as of March 19, 1997. Mr. Giaimo disclaims beneficial ownership of the Common Shares held by Ms. Britton.

         The Common Shares beneficially owned by Mr. Giaimo do not include Common Shares, issuable upon the exercise of certain outstanding stock options ("Options"), which will be subject to the terms of Voting and Lockup Agreements ("Voting Agreements") between the holders of such Options and Mr. Giaimo. Pursuant to the Voting Agreements, Mr. Giaimo would have the sole power to vote the Common Shares issued upon the exercise of such Options until the earliest of
(i) March 27, 2001, (ii) an underwritten public offering by the Issuer from which it realizes at least $15 million or (iii) if applicable, termination of the optionee's employment with the Issuer as a result of death or incapacity. An aggregate of 502,071 Common Shares issuable upon exercise of Options would be subject to the Voting Agreements. Of such Options, 175,207 are currently exercisable within 60 days of the date of this Amendment (including 128,033 with an exercise price of less than $.01 and 47,174 with an exercise price of between $3.60 and $4.05) and 326,864 are not exercisable within the next 60 days (including 57,852 with an exercise price of less than $.01 and 269,012 with an exercise price of between $3.60 and $4.05). Mr. Giaimo would have sole power to vote the 175,208 Common Shares underlying the currently exercisable Options if such Options were exercised.

         (b) Mr. Giaimo has the sole power to vote and dispose of the 318,000 Giaimo Shares. Mr. Giaimo has the sole power to vote the 1,168,472 Common Shares subject to the voting agreements described in the foregoing paragraph. Mr. Giaimo is not a party to any agreement regarding the voting or disposition of the 1,611,154 Common Shares transferred to Ms. Britton.

         (c) Other than as described in clause (a) above, no transactions in Common Shares were effected by Mr. Giaimo during the sixty days prior to the date of this Amendment No. 1.

Item 6. Contracts, Agreements, Understandings and Relationships with Respect to Securities of the Issuer.

         The information contained in Item 5 of this Amendment No. 1 with respect to the Voting Agreements is incorporated herein by this reference.




Item 7.           Material to be Filed as Exhibits.

         Exhibit 8                  Schedule 13D, as filed on April 5, 1996.

         Exhibit 9                  Form of Voting Agreement.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date: April 15, 1997




                                       /s/ ROBERT T. GIAIMO
                                       ------------------------
                                            Robert T. Giaimo

                                  EXHIBIT INDEX


EXHIBIT NO.                        TITLE                            PAGE


         8         Schedule 13D, as filed on April 5, 1996.

         9         Form of Voting Agreement.